Robert M. Kurucza 202.346.4515 RKurucza@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

March 23, 2011

VIA EDGAR

Deborah O’Neal-Johnson

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:   Old Westbury Funds, Inc. – File Nos. 033-66528 and 811-07912

Dear Ms. O’Neal-Johnson:

We are writing to respond to the staff’s comments that you provided to us by telephone on March 21, 2011 with respect to the preliminary information statement (“Information Statement”) for Old Westbury Funds, Inc. (the “Registrant”) filed with the Securities and Exchange Commission on March 11, 2011.

For convenience of reference, we have summarized the staff’s comments below, which are followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Information Statement.

1.        Comment: Please provide information as to whether any of the members of the Board of Directors of the Registrant have a material interest, direct or indirect, in any material transactions with Mondrian Investment Partners Limited (“Mondrian”), the new sub-adviser for the Old Westbury Global Small & Mid Cap Fund (the “Fund”), or any other person(s) controlling, controlled by or under common control with Mondrian.

Response:

None of the members of the Board of Directors have any such material interest, direct or indirect, in any material transactions with Mondrian or any other person(s) controlling, controlled by or under common control with Mondrian.

2.        Comment: Please consider including additional disclosure regarding the Board of Director’s review and approval of the sub-advisory agreement with Mondrian, including further descriptions of each factor that the Board of Directors deemed relevant.

Response:

The Registrant does not believe that additional disclosure is necessary in this context, particularly given that the Fund’s primary investment adviser (Bessemer Investment

Management, LLC) will bear the sub-advisory fee payable to Mondrian. However, the Registrant has provided some amplification on certain disclosures regarding the review process undertaken by the Board of Directors in approving the sub-advisory agreement with Mondrian in light of the staff’s comment. These changes are reflected in the definitive information statement.

3.        Comment: Please provide information regarding the Board of Director’s consideration of Mondrian’s use of soft dollars.

Response:

In connection with the Board of Director’s review of the sub-advisory arrangement with Mondrian, the Board received information regarding Mondrian’s practices with respect to the use of soft dollars. In this regard, the revised disclosure regarding the Board of Director’s evaluation of the sub-advisory agreement with Mondrian (discussed in Response 2 above) indicates that the Board considered the information provided by Mondrian as to its soft dollar practices.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to such filing.

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We hope that these responses adequately address your concerns. As we discussed, we are filing this letter on EDGAR as a correspondence filing and will file the definitive information statement incorporating the revisions described herein.

Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc: Steven L. Williamson

Nicola Knight